Exhibit 99.1
Northern Dynasty reacts to negative federal Record of Decision on Alaska’s Pebble Project

November 25, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces that today, its 100%-owned, US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”) received formal notification from the US Army Corps of Engineers (“USACE”) that its application for permits under the Clean Water Act and other federal statutes has been denied. The lead federal regulator found Pebble’s ‘compensatory mitigation plan’ as submitted earlier this month to be ‘non-compliant’, and that the project is ‘not in the public interest’.

Northern Dynasty called the decision politically motivated and said it is fundamentally unsupported by the administrative record as developed by the USACE through the Environmental Impact Statement (“EIS”) process for the Pebble Project. The Company intends to launch an administrative appeal of the USACE permitting decision.

The Company notes:

“The Final EIS found Pebble to be a project of merit that would fully co-exist with clean water, healthy fish and wildlife populations, and the important fisheries resources of southwest Alaska. The Final EIS also found that Pebble would make an important, positive socioeconomic contribution to the people and villages of Bristol Bay, Alaska – where full-time jobs are scarce and people face one of the highest costs of living in the country – as well as to the State of Alaska and the United States.

“Based on the positive findings of the Final EIS, conclusions by the USACE that development of the Pebble Project is ‘not in the public interest’ are wholly unsupported.

“At a time when the United States has declared a ‘national emergency’ due to its over-reliance on foreign producers for critical minerals required to ensure the country’s future economic and military security, it is unconscionable to determine that permitting and development of one of the greatest accumulations of strategic and critical minerals ever discovered on American soil is ‘not in the public interest’.

“President-elect Biden’s campaign recently said his administration would support boosting domestic production of copper and other metals necessary for the production of clean and renewable energy technologies, and a transition to a lower carbon future.”

Northern Dynasty confirmed that the Pebble Partnership will appeal the USACE permitting decision within the 60-day window provided for it to do so.

“For the United States to turn its back on an opportunity to develop these minerals here at home in a manner that US regulators have agreed is environmentally safe and responsible, and to do so for purely political reasons, is not just short-sighted,” said Northern Dynasty President & CEO Ron Thiessen. “It’s self-destructive.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will be successful in the appeal process or related litigation and will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com